Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-235303) on Form S-3 and (No. 333-221694) on Form S-8 of Cannae Holdings, Inc. of our report dated February 28, 2020, with respect to the consolidated balance sheets of Ceridian HCM Holding Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of Cannae Holdings, Inc.
Our report refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Minneapolis, Minnesota
February 28, 2020